EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Effective interest held

Glory Dragon Investment Limited	British Virgin Islands, a company with limited liability	Investment holding, PRC	100%

Shaanxi Allied Shine Internationals Ltd.	PRC, a wholly-owned foreign investment company with limited liability	Investment holding, PRC	100%

Yangling Daiying Biotech & Pharmaceutical Group Co., Ltd.	PRC, a stock joint company with limited liability	Development and marketing of biological products, PRC	100%

Shaanxi Daiying Medicine Distribution Co., Ltd	PRC, a company with limited liability	Marketing and distribution of medicine	90%

Hunan Hua Yang Pharmaceutical Co. Ltd.	PRC, a company with limited liability	Manufacture of medicine	67.5%